SUPPLEMENT

TO
RESPONSE
TO
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF

CLASSIC VACATION GROUP, INC.

BY

CVG ACQUISITION CORPORATION

FOR $0.15 NET PER SHARE

Dear Shareholders:

      On November 27, 2001 we mailed you a document titled Response to Offer to Purchase (the “Response”) in response to an Offer to Purchase dated November 13, 2001 (as supplemented on November 21, 2001 and December 3, 2001 (the “Offer to Purchase”)) previously sent to you by CVG Acquisition Corporation (the “Purchaser”), an affiliate of Three Cities Fund III, L.P. (together with its affiliates, “TCR”) and Thayer Equity Investors III, L.P. (together with its affiliates, “Thayer”). This Supplement to the Response (this “Supplemental Response”) sets forth important additional information related to the tender offer contemplated by the Offer to Purchase (such tender offer, the “TCR/ Thayer Offer”). Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Response.

1. Change of Recommendation.

      As explained in the section of the Response titled “Relationship with TCR/ Thayer — Capital Contribution Agreement,” certain TCR and Thayer entities are parties to a Capital Contribution Agreement. The Response describes five major transactions contemplated by this agreement, including the exchange by Thayer of its shares of the Company’s Common Stock and certain units in CVGI for 9% Pass-Through Notes of GVI (the “GVI Notes”) which represent a pass-through interest in the Company’s outstanding 9% Notes. As explained in more detail below, the Company, based on advice of counsel, believes that the transactions included in the Capital Contribution Agreement, and in particular the purchase outside of the tender offer of Thayer’s shares, are prohibited by the tender offer rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Securities and Exchange Commission (the “SEC”).

      First, Rule 14e-5 under the Exchange Act prohibits the Purchaser and its affiliates from purchasing, directly or indirectly, any of the Company’s Common Stock outside of the tender offer following the public announcement of the tender offer. The TCR/ Thayer Offer was first publicly announced on October 16, 2001 pursuant to a press release issued by the Company that was jointly prepared with and approved by TCR/ Thayer and their counsel, and the Capital Contribution Agreement was entered into on November 5, 2001 (although it was dated November 2, 2001 to be consistent with the Note Purchase Agreement). The Company believes, based on advice of legal counsel, that, because the Capital Contribution Agreement was entered into subsequent to the public announcement of the TCR/ Thayer Offer, this transaction is in violation of Rule 14e-5. TCR and Thayer have stated to the Company that, based on advice of legal counsel, they disagree with the foregoing conclusion.

      Second, Rule 14d-10 under the Exchange Act requires that the consideration paid to any shareholder for the Common Stock in the tender offer be equal to the highest consideration paid to any other shareholder during the tender offer. This rule, also known as the “best price” rule, also requires that if different types of consideration are offered to any shareholder, then all shareholders should have the right to choose among the types of consideration and that the valuation for each type of consideration be the same as the highest amount paid to any shareholder. The Company believes, based on its independent analysis of the Capital Contribution Agreement, that pursuant to the Capital Contribution Agreement, Thayer is receiving the benefit of a 23% valuation of the 9% Notes held by TCR although the principal amount of outstanding debt has not been reduced in any way and there is no corresponding benefit to the unaffiliated public shareholders. First, the equity interest that will be obtained by Thayer for its new investment in the Company is being determined on the basis that the Company’s existing outstanding debt is worth 23% of its face value. Second, as described above and in our Response, assuming the 9% Notes are valued at 23% of their face value, Thayer will exchange 6,099,749 shares of Common Stock for GVI Notes with a right to receive payment for 9% Notes with a “deemed” value of $913,162, but with an actual aggregate principal amount of $3,970,270, or $0.65 of principal amount per share. If the 9% Notes are valued at their face value, Thayer will be exchanging 6,099,749 shares of Common Stock for 9% Notes with an aggregate principal amount of $4,724,934, or $0.775 of principal amount per share. Since the TCR/ Thayer Offer contemplates an offer of $0.15 cash per share to the Company’s public shareholders and does not provide the Company’s unaffiliated public shareholders the opportunity to exchange their Common Stock for GVI Notes, the Company believes that this transaction may be in violation of the best price rule. TCR and Thayer have stated to the Company that, based on advice of legal counsel, they disagree with the foregoing conclusion.

      ACCORDINGLY, THE SPECIAL COMMITTEE, ON BEHALF OF YOUR BOARD OF DIRECTORS, NOW RECOMMENDS THAT YOU NOT TENDER YOUR SHARES IN RESPONSE TO THE TCR/ THAYER OFFER.

      To date, the Company has issued $15 million of Convertible Notes and Exchangeable Notes under the Note Purchase Agreement. As a result of the recommendation above, CVGI may take the position that it is not required to provide additional funds to the Company under the Note Purchase Agreement. However, a representative of TCR has verbally assured the Company and the Special Committee that the Special Committee’s change in recommendation will not affect the Company’s ability to draw down additional funds under the Note Purchase Agreement.

2. Other Information.

      As a further supplement to the information provided in our Response, please be advised of the following:

     Discussions with DrKW

      The Special Committee inquired, through Special Committee Legal Counsel, as to whether DrKW would undertake to provide a fairness opinion with regards to the proposed transaction. DrKW indicated that it was its general practice not to provide fairness opinions in the context of companies which are in financial distress and that potentially significant additional fees would be associated with such an undertaking. Furthermore, DrKW stated that it could give no assurances that, at the end of such an exercise, it would be able to conclude that the transaction was fair to the unaffiliated public shareholders. The Special Committee determined that, because there were no available alternatives to the proposals made by TCR and Thayer, it was not necessary, nor would it be an advisable use of the Company’s limited funds, to obtain a fairness opinion. The Special Committee believed that, based on the financial analysis and advice that DrKW was engaged to provide, it would be able to determine whether the consideration offered by TCR/ Thayer was in excess of the amounts that such shareholders would likely receive in bankruptcy.

     Discussions with Potential Purchasers

      The Company and the Special Committee continue to have discussions with other potential bidders for the Company, and has received preliminary and conditional offers that would potentially pay a higher per share price to the unaffiliated public shareholders but only if the Company’s debt held by TCR is retired at a discount to its face value. To date, TCR has not yet been willing to accept an alternative transaction involving a debt discount. Accordingly, to date, the Company has not been able to advance such offers.

     Original Purchase Price of Securities Held by TCR and Thayer

      The section of the Response titled “Recommendations — Purpose and Fairness — Fairness of Price” indicates that the price being offered to the public shareholders represents a substantial discount from the prices paid by TCR and Thayer for their interests in the Company acquired prior to the Note Purchase

Agreement. The following sets forth certain information related to the acquisition of the 9% Notes and the Common Stock by TCR and Thayer in order to quantify the discounted price being offered to the public stockholders.

      As set forth in the section of the Response titled “Relationship with TCR/ Thayer — Relationship with TCR,” GVI, a TCR entity, originally acquired the 9% Notes by purchasing $27,500,000 of 9% Notes for face value at a conversion price of $5.25 per share of Common Stock and was issued additional 9% Notes to satisfy interest payments under the original 9% Notes. To date, GVI has received interest totaling approximately $3.3 million in the form of such 9% Notes, which are also convertible into Common Stock at a conversion price of $5.25.

      As set forth in Amendment No. 1 and Amendment No. 2 to TCR’s Schedule 13D filed with the SEC on September 8, 2000 and October 10, 2000, respectively, in August and September 2000, GVI, a TCR entity, purchased an aggregate of 386,300 shares of Common Stock in several transactions in August and September 2000 for a weighted average price of approximately $3.2488 per share. The $0.15 per share being offered by the Purchaser reflects a discount of approximately 95.38% to the weighted average price of $3.2488 paid by TCR for its shares.

      In a series of transactions related to the recapitalization of the Company in March 1998, Thayer originally purchased:

•	6,093,900 shares of Common Stock for an effective price of approximately $0.8197 per share (after giving effect to a stock split effected in connection with the Company’s initial public offering), and

•	certain preferred stock which converted into 3,363,349 shares of Common Stock in connection with the Company’s initial public offering for an effective price of approximately $13.3661 per share.

      Additionally, as set forth in the Offer to Purchase, in December 2000, Thayer acquired 142,500 shares of Common Stock at a weighted average price of $2.7316 per Share. The $0.15 per share being offered by the Purchaser reflects a discount of approximately 97.14% to a weighted average price of approximately $5.2438 paid by Thayer for the 9,599,749 shares of Common Stock described above.

      The foregoing excludes 86,122 shares of Common Stock held by TC Co-Investors, L.L.C., an affiliate of Thayer that regularly makes co-investments with other Thayer entities. The foregoing also excludes 19,050 shares of Common Stock held personally by the Company’s Chairman of the Board of Directors, Frederic V. Malek, also an affiliate of Thayer.

CLASSIC VACATION GROUP, INC.

December 17, 2001